12014678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8- 39728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, STE 950
(No. and Street)

Houston (City) TX (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HUCKIN, 713-526-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M&K CPAS, PLLC
(Name – *if individual, state last, first, middle name*)

13831 Northwest Freeway Suite 575 Houston, TX 77040
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

YI HUANG
Notary Public, State of Texas
My Commission Expires
February 02, 2016

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2011

CONTENTS

	Page
Independent Auditor's Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-13
Additional Information	
Independent Auditor's Report on Internal Control	14-15
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1	16
Schedule II – Determination of Reserve Requirements	17

M&K CPAS PLLC

Independent Auditor's Report

To the Members of
Huckin Financial Group, Inc.

We have audited the accompanying statement of financial condition of Huckin Financial Group, Inc. (the Company) as of December 31, 2011, and the related statements of income, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/M&K CPAS, PLLC
Houston, Texas
February 27, 2012

13831 Northwest Freeway Suite 575 Houston, TX 77040 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

HUCKIN FINANCIAL GROUP, INC.
Statement of Financial Condition
As of December 31, 2011

Assets

Current Assets	
Cash and cash equivalents	$ 30,525
Commissions and fees receivable from insurance companies and mutual funds	57,732
Total Current Assets	88,257
Automobile, furniture and equipment, at cost, net of accumulated depreciation of $100,749	4,226
Total Non Current Assets	4,226
Total Assets	$ 92,483

Liabilities and Members' Equity

Current Liabilities	
Accounts payable and accrued expenses	$ 42,188
Total Current Liabilities	42,188
Total Liabilities	42,188
Members' Equity:	
Members' Equity-David Huckin	50,295
Total Members' Equity	50,295
Total Liabilities and Members' Equity	$ 92,483

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Income
Year ended December 31, 2011

Revenue:	
Commissions and fees	$ 1,700,443
Advisory and planning fees	296,130
Interest and dividend income	65
Total Revenue	1,996,638
Expenses:	
Compensation and benefits	345,357
Commissions expense	1,174,935
Office rent	60,354
Travel and entertainment	56,864
Professional fees	109,152
Depreciation	4,272
Advertising and promotion	5,258
Postage and supplies	6,453
Telephone and communications	8,895
Regulatory fees and assessments	40,301
Other operating expenses	136,837
Total Expenses	1,948,678
Income before income taxes	47,960
Income tax expense (refund)	-
Net income	$ 47,960

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Members' Equity
Year ended December 31, 2011

	Beginning Equity	Withdrawals and Adjustments	Income Distributions	Ending Equity
Balance at December 31, 2010	**$ 27,696**	**$ (177,451)**	**$ 321,774**	**$ 172,019**
Member-David Huckin	-	(169,684)	47,960	(121,724)
Balance at December 31, 2011	**$ 27,696**	**$ (347,135)**	**$ 369,734**	**$ 50,295**

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Cash Flows
Year ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 47,960
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,272
Changes in operating assets and liabilities:	
Commissions and fees receivable from insurance companies and mutual funds	(16,441)
Accounts payable and accrued expenses	(21,226)
Total adjustments	(33,395)
Cash provided by operating activities	14,565
Cash flows from investing activities:	
Purchases of fixed assets	(400)
Cash used in investing activities	(400)
Cash flows provided by financing activities:	
Distribution-Withdrawls	(39,684)
Distribution-FIT Payments	(130,000)
Cash used in financing activities	(169,684)
Net (decrease) in cash	(155,519)
Cash at beginning of year	186,044
Cash at end of year	$ 30,525
Non Cash Transactions	$ -

The accompanying notes are an integral part of the financial statements

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31, 2011.

Organization and nature of business

Huckin Financial Group, Inc. was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

Revenue recognition

Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Depreciation

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five to seven years.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less. As of December 31, 2011, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2011 the Company has determined that no allowance for doubtful accounts is required.

Income taxes

The Company elected to be treated as an S-Corporation effective January 1, 2010 which does not pay U.S. federal income taxes itself, nor does it recognize income taxes resulting from members' tax situations, if any. As such, no income taxes have been recognized for the year ended December 31, 2011.

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs", which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 will become effective for the Company on January 1, 2012. We are currently evaluating ASU 2011-04 and have not yet determined the impact that adoption will have on our financial statements.

In April 2011, the FASB issued ASU 2011-02, "Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring". This amendment explains which modifications constitute troubled debt restructurings ("TDR"). Under the new guidance, the definition of a troubled debt restructuring remains essentially unchanged, and for a loan modification to be considered a TDR, certain basic criteria must still be met. For public companies, the new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructuring occurring on or after the beginning of the fiscal year of adoption. ASU 2011-02 will become effective for the Company on January 1, 2012. The Company does not believe that the guidance will have a material impact on its financial statements.

In January 2010, FASB issued Accounting Standards Update ("ASU") No. 2010-06 "Improving Disclosures about Fair Value Measurements". The portions of ASU No. 2010-06 which require reporting entities to prepare new disclosures surrounding amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and non recurring fair value measurements that fall in either Level 2 or Level 3 have been adopted by the fund. No significant transfers between Level 1 or Level 2 fair value measurements occurred at December 31, 2011. The remaining portion of ASU No. 2010-06 requires reporting entities to make new disclosures about information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements. These new and revised disclosures are required to be implemented for fiscal years beginning after December 15, 2010. Management is currently evaluating the impact that the adoption of this remaining portion of ASU No. 2010-06 may have on the fund's financial statement disclosures.

In April 2010, the FASB issued ASU No. 2010-07, *Milestone Method of Revenue Recognition-a consensus of the FASB Emerging Issues Task Force* that recognizes the milestone method as an acceptable revenue recognition method for substantive milestones in research or development arrangements. This standard would require its provisions be met in order for an entity to recognize consideration that is contingent upon achievement of a substantive milestone as revenue in its entirety in the period in which the milestone is achieved. In addition, this ASU would require disclosure of certain information with respect to arrangements that contain milestones. For 3M this standard would be required prospectively beginning January 1, 2011. The adoption of this standard is not expected to have a material impact on the results of operations or financial condition.

2. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2011:

Equipment	$49,331
Furniture	55,644
Total Cost	104,975
Less Accumulated Depreciation	(100,749)
Net	$4,226

Depreciation expense for the period ended December 31, 2011 was $4,272.

3. Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers substantially all employees who have met certain minimum service requirements. Under the provisions of the plan instrument, the Company may contribute the lesser of a statutory amount or 25% of the employee's eligible compensation. Certain

contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code.

4. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2011, no claims had been asserted against the Company.

5. Operating Leases

The Company leases its office space under an operating lease that expires on June 30, 2015. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2011, are:

Year	Amount
2012	$61,330
2013	$62,700
2014	$64,071
2015	$16,103
2016	$ -

Rental expense on the office space for the ended December 31, 2011 was $60,354.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2011, the Company had net capital of $46,069 which exceeded its required net capital of $5,000 by $41,069. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $5,000. The Company's ratio of aggregate indebtness to net capital was 0.9 to 1. There were no liabilities subordinated to the claims of general creditors during 2011.

7. Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions,

accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2011, and as such, had no assets or liabilities that fell into the tiers described above.

8. Subsequent Events

Management reported that there are no reportable events through the date of this filing.

Independent Auditor's Report on Internal Control

To the Members of
Huckin Financial Group, Inc.

In planning and performing our audit of the financial statements of Huckin Financial Group, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

13831 Northwest Freeway Suite 575 Houston, TX 77040 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

/s/M&K CPAS, PLLC
Houston, Texas
February 27, 2012

13831 Northwest Freeway Suite 575 Houston, TX 77040 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

SCHEDULE I

Huckin Financial Group, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

December 31, 2011

Total equity from statement of financial condition	$	50,295
Less non-allowable assets		
Accounts Receivable (net of collectible within 30 days of 12/31/2011		-
Fixed assets (net of accumulated depreciation of $100,749)		4,226
Net Capital	$	46,069

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,813
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	41,069

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	42,188
Ratio of aggregate indebtedness to net capital		1.03
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		0.89

Reconciliation with Company's Computation

Equity ownership submitted by the Company (net capital)	47,213
LESS: Differences in the companies estimates for in focus purposes compared to audited	(1,143)

Differences below are due to audit adjustments not available for the in focus report:

Account Type	Difference
Deferred Income Tax Payable	(1,143)
Plus in focus equity	51,438
financial condition equity	50,295
Difference	1,143

Difference in non-current assets and accounts payable for minimum net capital requirement (in focus less amount reported per calculation above)	(1,143)
Immaterial difference in accounts per above at the minimum rate ($1,143 x 6-2/3%)	(76)

SCHEDULE II

HUCKIN FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

Huckin Financial Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.